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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                TO SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  STATEMENT ON
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        Shelby Williams Industries, Inc.
                            (Name of Subject Company)

                              SY Acquisition, Inc.
                              Falcon Products, Inc.
                                    (Bidders)

                          Common Stock, $.05 par value
                         (Title of Class of Securities)

                                   822135 10 9
                      (CUSIP Number of Class of Securities)

                               Franklin A. Jacobs
                              Falcon Products, Inc.
                          9387 Dielman Industrial Drive
                            St. Louis, Missouri 63132
                            Telephone: (314) 991-9200
                            Facsimile: (314) 991-9295
       (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidders)

                                    Copy to:

                             Robert H. Wexler, Esq.
                         Gallop, Johnson & Neuman, L.C.
                                  101 S. Hanley
                                   16th Floor
                            St. Louis, Missouri 63105
                            Telephone: (314) 862-1200
                            Facsimile: (314) 862-1219
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                            CALCULATION OF FILING FEE


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Transaction Valuation:* $148,322,097           Amount of Filing Fee:  **$29,664
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*      Estimated for purpose of calculating the filing fee only. The calculation assumes the purchase of 8,989,218 shares of common stock,  $.05 par value
       (which  represents   8,761,417  Shares  outstanding  and  227,801  Shares
       reserved for issuance upon the exercise of options), at a price per Share of $16.50 in cash. Such number of Shares represents all the Shares outstanding as of March 10, 1999, and assumes the exercise of all existing options.

** The amount of the filing fee equals 1/50th of one percent of the Transaction Valuation.

[X] Check box if any part of the fee is offset has provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $29,664          Filing Party:    SY Acquisition, Inc.
                                                           Falcon Products, Inc.
Form or
Registration No.: Schedule 14D-1          Date Filed:       May 12, 1999
                  File No. 5-35594
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         This  Amendment No. 1 to the Tender Offer  Statement on Schedule  14D-1
and  Statement on Schedule 13D relates to the offer by SY  Acquisition,  Inc., a
Delaware  corporation  ("Purchaser"),   a  wholly  owned  subsidiary  of  Falcon
Products, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $.05 per share (the "Common
Stock"), of Shelby Williams Industries, Inc., a Delaware corporation (the "Company"), at a purchase price of $16.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). Unless otherwise defined herein, capitalized terms used herein shall have the same meanings as ascribed to them in the Schedule 14D-1.


ITEM 10. ADDITIONAL INFORMATION

         Item 10 is hereby amended to add the following two paragraphs:

              "Parent and Purchaser have been advised by the Federal Trade Commission that it has granted early termination of the waiting period of the Notification and Report Form filed under the HSR Act with respect to the Offer. Such early termination was effective May 25, 1999.

              Although certain statements in this Schedule 14D-1 (including the Exhibits hereto) are "forward-looking statements," Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 provides that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not applicable to forward-looking statements made in connection with a tender offer."


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

         Item 11 is hereby amended to add the following:

         "(a)(10) Text of Press Release issued by Parent on June 1, 1999 regarding the termination of waiting period under the HSR Act."


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                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 1999

                               Falcon Products, Inc.


                               By:    /s/ Franklin A. Jacobs
                                      ------------------------------------------
                               Name:   Franklin A. Jacobs
                               Title:  Chairman and Chief Executive Officer


                               SY Acquisition, Inc.


                               By:    /s/ Franklin A. Jacobs
                                      ------------------------------------------
                               Name:   Franklin A. Jacobs
                               Title:  Chairman and Chief Executive Officer

                                                                 EXHIBIT (G)(10)


At Falcon Products:
Michael J. Dreller
Vice President-Finance and Chief Financial Officer
9387 Dielman Industrial Drive
St. Louis, Missouri  63132
(314) 991-9200

FOR IMMEDIATE RELEASE
TUESDAY, JUNE 1, 1999


                 FALCON PRODUCTS ANNOUNCES EARLY TERMINATION OF
              HART-SCOTT-RODINO WAITING PERIOD IN TENDER OFFER FOR
                                 SHELBY WILLIAMS

ST. LOUIS, MISSOURI, June 1, 1999 - Falcon Products, Inc. (NYSE:FCP) announced today that it has been advised of the early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to the previously announced $16.50 per share cash tender offer for all outstanding shares of Shelby Williams Industries, Inc. (NYSE:SY) by SY Acquisition, Inc., Falcon Products' newly formed wholly owned acquisition subsidiary. Accordingly, the condition to the tender offer relating to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has been satisfied.

The offer continues to be subject to certain other conditions, including there being validly tendered and not withdrawn before the expiration date a number of shares which, together with the shares owned directly or indirectly by Falcon Products, represents a majority of the total number of outstanding shares of Shelby Williams on a fully diluted basis at the time the shares are accepted for payment pursuant to the offer.

As previously announced on May 12, 1999, the tender offer is being made pursuant to the terms of a merger agreement among Falcon Products, SY Acquisition, Inc., and Shelby Williams. The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Wednesday, June 9, 1999, unless extended. Donaldson, Lufkin & Jenrette Securities Corporation is acting as the Dealer Manager and D.F. King & Co., is acting as the Information Agent for the tender offer.

Falcon Products and its subsidiaries design, manufacture and market furniture products for the hospitality and lodging, food service, and office furniture industries. Falcon Products, headquartered in St. Louis, Missouri, operates nine production facilities throughout the world - Belmont, Mississippi; City of Industry, California; Lewisville, Arkansas; Newport, Tennessee; Juarez, Mexico; Tijuana, Mexico; Mimon, Czech Republic; Shenzen, China; and Middlefart, Denmark
- and has showrooms in Chicago, Illinois. Falcon Products has more than 2,200 employees worldwide and had revenues of $143.4 million in fiscal year 1998.

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